Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of The Reserve Fund:

We consent to the use of our report dated July 30, 2008, except for note 9 which is dated October 7, 2008, with respect to the statement of net assets of the Primary II Fund of The Reserve Fund (the Fund) as of May 31, 2008, and the related statement of operations for the period March 17, 2008 (inception of current class operations) to May 31, 2008, statement of changes in net assets for each of the periods in the two-year period then ended, and the financial highlights for each of the periods or year in the three-year period then ended, included herein and to the references to our firm under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Statements” included in this Registration Statement on Form N-1A.

Our report dated July 30, 2008, except for note 9 which is dated October 7, 2008, contains an explanatory paragraph that states that the Fund has experienced a significant decline in net assets, is currently not offering any class of shares for purchase and its investment adviser, distributor, certain of its trustees and officers, and affiliated mutual funds have been named as defendants in numerous legal actions. These matters raise substantial doubt about the Fund’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

October 7, 2008